SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of February 2002

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Notification of Major Interests in Shares
dated 20 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date February 25, 2002

By: [signature]
Name: RICHARD NORMAN MARCHANT
Title: DIRECTOR AND COMPANY SECRETARY

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Stephen Devany

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins PLC

2 Name of shareholder having a major interest:
Sprucegrove Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding

/Checked
P.E.F. 20/02/02

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Not stated ✓

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
See additional information ✓

5 Number of shares/amount of stock acquired:
Not notified (see additional info.) ✓

6 Percentage of issued class:
Not notified ✓

7 Number of shares/amount of stock disposed:
Not applicable ✓

8 Percentage of issued class:
Not applicable ✓

9 Class of security:
Ordinary shares of 5p each ✓

10 Date of transaction:
Not notified ✓

11 Date company informed:
20 February 2002 ✓

12 Total holding following this notification:
32,121,856 ✓

13 Total percentage holding of issued class following this notification:
4.16469% ✓

14 Contact name for queries:
Stephen Devany ✓

15 Contact telephone number:
020-8871-4544 ✓

16 Name of company official responsible for making notification:
Stephen Devany
Head of Corporate Communications ✓

17 Date of notification:
20 February 2002 ✓

✓ Checked
P.C.F. 20/02/02.

Additional Information:

4. Registered Holders:-

State Street Nominees Limited (Account NP8E)	4,638,545
BT Globenet Nominees Limited	2,215,052
Chase Nominees Limited	3,948,147
MSS Nominees Limited	5,744,792
Nortrust Nominees Limited	2,018,751
RBSTB Nominees Limited	7,280,487
CBLONDON-CNY GRP	1,896,240
State Street Nominees Limited (Account SM86)	3,867,742
State Street Nominees Limited (Account AA1X)	269,800
State Street Nominees Limited (Account JF2M)	242,300
TOTAL NUMBER OF SHARES HELD	32,121,856

5. The notification is in respect of the shareholder's notifiable interest increasing from less than 4% to greater than 4%.

NNNN

✓ Checked
RCF
20/02/02.